Part III: Manner of Operations

Item 7: Order Types and Attributes

a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

   i. *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

   ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

   iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

   iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

   v. *whether an order type is eligible for routing to other Trading Centers;*

   vi. *the time-in-force instructions that can be used or not used with each order type;*

   vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

   viii. *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

   ORDER TYPES AND, ORDER INSTRUCTIONS, ORDER HANDLING, PRIORITY:

BOATS supports only a single order type, LIMIT. Orders may be entered with Time-in-Force ("**TIF**") instructions of "DAY," or Immediate-or-Cancel ("**IOC**"). An order with "DAY," TIF instructions refers to the BOATS operating session of 8:00 p.m. ET to4:00 a.m. ET. Orders may be designated with a "DISPLAYED," or "NON-DISPLAYED," direction, further described in Part III, Item 15. Subscribers submitting orders with a "DISPLAYED," or "NON-DISPLAYED," direction, must submit the entire order with the direction. "DISPLAYED," or "NON-DISPLAYED" orders are matched based on the ATS' price/time priority rules. "MARKET" or "PEGGED" orders are not supported. Supported order types are available to all Subscribers.

REFERENCE PRICE

As detailed in response to Part III, Item 4, because the BOATS ATS does not operate during hours in which the SIPs are available to collect and disseminate market data, the ATS does not consider the NBBO for NMS Stocks enabled for trading on the ATS.

Instead, the BOATS ATS employs a 20% price band for each NMS Stock enabled for trading on the BOATS ATS (each, a "**Reference Price Band**"), which prevents matches and executions of orders received by the BOATS ATS priced more than 20% away from the applicable Reference Price. The applicable Reference Price Band for each symbol enabled for trading is determined prior to the open of the relevant BOATS ATS trading session. The Reference Price Band for a given security is static throughout the relevant BOATS ATS trading session.

For the purpose of the Reference Price Bands, the "Reference Price" is the last national securities exchange print reported to the SIP, as of 7:30 p.m. ET (each, a "**Last Sale Print**"). Where, due to market data or other issues, the BOATS ATS' systems have not identified a Last Sale Print for a given security, such security will not be eligible for trading in the BOATS ATS and the BOATS ATS will reject all orders in the security for the relevant BOATS ATS trading session.

The Reference Price Band for each symbol consists of an upper and lower limit, specific to the relevant ATS trading session, and based on such limits, the ATS will accept, (i) any order, regardless of side, at or inside the applicable Reference Price Band and (ii) sell orders priced greater than the upper limit and buy orders priced less than the lower limit of the applicable Reference Price Band (such orders, "**Passive Orders**"). The BOATS ATS rejects Buy orders priced greater than the upper limit and sell orders priced less than the lower limit of the applicable Reference Price Band (such orders, "**Aggressive Orders**"). Orders priced outside the applicable Reference Price Band are ineligible for matching and execution.

For example, if the Reference Price for a security is $10, the Reference Price Band for that security would be $8 to $12. Accordingly, the highest priced buy order that the ATS would accept in such security would be $12, and the lowest priced sell order that would be accepted would be $8. While the ATS would accept buy orders in the security priced below $8, and sell orders priced above $12, orders priced outside the applicable Reference Price Band are ineligible for matching and execution.

Only orders submitted within the applicable Reference Price Band are eligible for execution in the BOATS ATS. In the event BOATS determines a transaction occurred outside the applicable Reference Price Band BOATS will break the transaction and notify the affected subscribers. Additionally, where BOATS determines that the BOATS ATS effected a transaction in a security without a Reference Price Band, BOATS will break the transaction and notify the affected subscribers.

ORDER HANDLING AND PRIORITY

BOATS looks to match orders with IOC TIF instructions upon receipt in the matching engine and will execute the order if a marketable contra interest exists. If there is no matching opportunity upon receipt or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber.

Because BOATS operating session, as described in Part III, Item 4, occurs after the Core Market Hours (9:30 a.m. ET to 4p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to, and do not relate to the NBBO, which is not available during the operating session. Trades on the ATS are executed according to the reference price, as described in Part III, Item 23.

Orders, along with cancel/replaces, are time-stamped to the millisecond. Orders are matched by the ATS on a price/time priority basis. Once an order has been submitted the ATS matches it with a matching contra order rested on the ATS. Incoming orders and related messages (e.g., cancellations) are processed in the order in which they are received by the ATS.

Change instructions reducing an order's size through a cancel/replace do not affect the order's original time priority. Change instructions which increase an order's size result in the order losing priority to existing orders at the same price. Change instructions to an order's price result in a new priority being assigned.

All orders entered into BOATS are considered firm orders. An order is actionable and eligible for execution at any time until: (i.) the order has expired by its terms, (ii.) the order is canceled, or (iii.) the order is executed. Executed orders are binding to Subscriber placing the order. Subscribers may cancel their pending eligible orders at any time before execution at their discretion.

Orders with "IOC" TIF instructions cannot be modified, canceled, or replaced. Orders with "DISPLAYED," or "NON-DISPLAYED," direction can be modified, canceled, or replaced.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price).

All Subscribers are assigned the same risk limits (i.e. daily notional limit, maximum notional value per order, maximum order quantity, maximum orders per second) when onboarded onto the ATS. Subscribers can request lower risk setting than those assigned to all Subscribers when onboarded. As described in Part III, Item 3(a), Subscribers who breach their assigned risk limits may be excluded from participating on the ATS.

Trading Operations monitors Subscriber's assigned risk limits, including whether Subscribers are sending orders in excess of 100 orders-per-second or a single order with a notional value exceeding $5 million. Subscriber orders violating these risk limits will be rejected.

All orders on the ATS order book are canceled at the end of the operating session.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*　　☐ *No*

If no, identify and explain any differences.

Item 10: Opening and Reopening

a. *Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

On the days of operation, Subscribers may submit test orders to the ATS at 6:15 p.m. ET, and bona-fide orders are accepted at 8:00 p.m. ET. Matching occurs on a price-time priority basis during BOATS operating hours from

8:00 p.m. ET to 4:00 a.m. ET. BOATS begins matching orders, based on the terms of the orders in its order book, at 8:00 p.m. ET.

BOATS begins matching orders, based on the terms of the orders in its order book, at 8:00 p.m. ET.

BOATS employs a 20% price band during its trading session. Orders entered into the ATS prior to the beginning of, and during the trading session that are priced at more than 20% away from the reference price for that NMS Stock, the ATS rejects the order.

Orders are prioritized based on the price and time of entry of such orders into the ATS. Once an order has been submitted, the ATS matches it with a matching contra order submitted to the ATS, generally on a price/time priority basis.

Because the ATS does not operate during Core Market Hours, it is not impacted by trading halts in an NMS Stock during Core Market Hours. If trading in an NMS Stock that trades on BOATS is halted as of the close of the exchange trading day, the ATS does not trade that NMS Stock during its immediately following trading session.

If trading in an NMS Stock is halted on BOATS during the ATS's trading session, the ATS notifies its Subscribers of the halt. The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Such orders are automatically cancelled based on a configuration in Subscribers' FIX connections. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders. Those orders are matched based on the price/time priority rules of BOATS.

b. *Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

All orders on the ATS order book are canceled at the end the trading session. Thus, there are no unexecuted orders from the close of the ATS's prior trading session when BOATS begins its regular trading at 8:00 p.m. ET.

Because BOATS does not operate during Core Market Hours, exchange trading halts do not impact trading on the ATS unless such a trading halt remains in effect upon the close of Core Market Hours. If trading in a particular NMS stock is halted on an exchange as of the close of trading, the

ATS does not trade that NMS Stock during its immediately following overnight trading session, as discussed in Part III, Item 7.

If trading in an NMS Stock is halted on BOATS during its Operating Hours, the ATS notifies its Subscribers of the halt. The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading.

Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders. Those orders are matched based on the price/time priority rules of BOATS.

d. *Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker- Dealer Operator?*

☒ *Yes* ☐ *No*

e. *Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?*

☐ *Yes* ☒ *No*

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

BOATS operates a fully automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. All NMS stocks are eligible to trade on the ATS, unless otherwise notified on the Blue Ocean ATS website, https://blueocean-tech.io/blue-ocean-ats-service-status/. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers. Matching occurs on a price-time priority basis. BOATS operating hours are 8:00 p.m. ET to 4:00 a.m. ET, as discussed in Part III, Item 4(a) .).

Subscribers generate orders in securities eligible for trading on the ATS and send these orders electronically to the BOATS FIX order gateway ("Gateway"). The Gateway directs all orders to the BOATS matching engine. The BOATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7.

The MEMX licensing agreement is with BOT. BOT then provides all technology or software, including technology from MEMX, used to operate the ATS to BOATS, including the matching engine. Shared employees of the parent company and BDO, as outlined in Part II, Item 6(a), work with MEMX technology and operations personnel to maintain these systems, pursuant to the licensing agreement..

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

Matching - The ATS accepts only orders from Subscribers. The ATS matches orders solely in accordance with the terms of those orders; BOATS does not have any discretion to change the terms of an order that a Subscriber enters. During its Operating Hours, the ATS matches orders in its order book on price-time priority basis. Orders retain their priority after partial fills. Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS and CAT reporting purposes.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $10 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Locked or Crossed Markets - All orders entered during the Operating Hours reside only on the BOATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $9 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $9 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Reference Price Bands - While, as detailed in Part III, Item 7, the ATS accepts Passive Orders, Passive Orders resting on the ATS order book are ineligible for matching and execution. In the event a Passive Order is matched with contraside interest (e.g., due to a systems' issue) BOATS will break the resulting transaction.

The reference price for the trading session is described in Part III, Item 23.

Execution Errors - Blue Ocean ATS, LLC has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades" and handles Subscriber and ATS errors in the same manner. Each potential error situation is evaluated by the Managing Director and/or CCO or designated Trading Operations personnel on a case-by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 26% for NMS Stocks priced greater than $50; 30% for NMS Stocks priced greater than $25 and up to and including $50; and 40% for NMS Stocks priced greater than $0 and up to and including $25. The reference price for the clearly erroneous policy is determined by referencing the price of the last trade reported to the SIP from a primary exchange in each symbol that occurred at/before 7:30PM EST, as described in Part III, Item 23.

Order Entry Restrictions - The ATS does not accept orders that reference a symbol not authorized for trading (e.g., if there isa trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and

$0.0001 for orders priced below $1.00. Orders received with price increments below the preceding are rejected. Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

☐ *Yes*   ☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

☒ *Yes*   ☐ *No*

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

As described in Part II, Item 5(a), BOATS provides market data to its affiliate, BOT, which distributes BOATS ATS market data to various third-parties including, subscribers, third-party distributors, and other market participants (such market data, as distributed by BOT, the "**BOATS ATS Market Data**"). All orders accepted by the BOATS ATS are included in the BOATS ATS Market Data. The BOATS ATS Market Data includes the following information: (i) highest resting bid price, lowest resting offer price, including timestamp and order size ("**Top of Book Data**"), (ii) all matched trades published per security including time stamp, price, and quantity ("**Last Sale Data**") and (iii) pending buy and sell orders at every price level, including time stamp, price, and quantity ("**Depth of Book Data**"). For clarity, the BOATS ATS Market Data includes Passive Orders (unless designated as "Non-Displayed," as further discussed below). Accordingly, both Top of Book Data and Depth of Book Data may include Passive Orders, notwithstanding that such orders are not eligible for execution.

As described in Part III, Item 7, Subscribers may designate their ~~BOATS accepts~~ orders as "~~designated with a~~ DISPLAYED," or "NON-DISPLAYED." Pending~~," direction. NON-DISPLAYED~~ orders designated as "Non-Displayed" that have been received by the ATS ~~but not yet matched~~ are not included in the BOATS ATS Market Data. However, execution reports relating to orders marked as "Non-Displayed" are included in the BOATS ATS Market Data. All other pending orders and related ~~disseminated through the Blue Ocean market data feeds, but NON-DISPLAYED order~~ executions (that is, orders specifically designated as "Displayed" orders and orders without a specific display instruction) are included in the BOATS ATS Market Data. ~~are included in TRF Reporting and Last Sale, Top of Book, and Full Depth of Book feeds.~~

~~As described in Part II, Item 5(a), BOATS is responsible for the creation and anonymization of market data, and BOT manages and distributes market data to recipients during the operating hours of the ATS.~~

Recipients ~~and Receivers~~ of the BOATS ATS Market Data ~~BOT direct market data feed~~ can integrate the market data feed directly into their order or execution management systems. The BOATS ATS Market Data~~market data feed~~ is delivered during the operating hours of the ATS. As described in Part III Item 11(a), BOT utilizes MEMX technology to transmit direct market data feeds from the BOATS data center in EquinixNY4~~inEquinixNY4~~.

BOT, as distributor ~~All recipients~~ of ~~market data receive all~~ the BOATS ATS Market Data, ~~BOT market data feeds. BOT~~ does not limit, delay, or restrict delivery of the BOATS ATS market data feeds among~~to~~ recipients who comply with the terms of the Master Data Agreement. BOT can suspend delivery of BOATS ATS market data to recipients~~,~~ in a non-discriminatory manner.

Examples of why BOT can suspend delivery of BOATS ATS Market Data~~market data,~~ in a non-discriminatory manner~~,~~ include:

i.   Violations of the material terms of the Master Data Agreement;

ii.   Breach of the IP rights; and

iii.   Delinquency on payments for services.

~~Market Data feeds include:~~

~~i.   Top of Book- The single best price bid and ask offers as pre-trade transparency, and all Last Sale data per security including time stamp, price, and quantity.~~

~~ii.   Last Sale- All matched trades published per security including time stamp, price, and quantity~~

~~iii.   Full Depth of Book- All order book bid and ask offers for full pre-trade transparency, and all Last Sale per security including time stamp, price, and quantity.~~

  c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

   ☒ *Yes*   ☐ *No*

Item 20: Suspension of Trading

 a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

Reasons the firm may suspend trading in an NMS Stock include halts (as described in Part III, Item (10), internal system issues, technology or operational issues from service provider MEMX, and regulatory or exchange issues. BOATS may suspend trading in an NMS Stock for SSR restrictions. BOATS may suspend trading on a symbol-by-symbol basis for approaching or exceeding Fair Access thresholds and all symbols for approaching or exceeding Reg SCI thresholds.

In addition, as detailed in Part III, Item 7(a), where the BOATS ATS' systems have not identified a Last Sale Print for a given security, such security will not be eligible for trading in the BOATS ATS and the BOATS ATS will reject all orders in the security for the relevant BOATS ATS trading session.

When BOATS suspends trading in an NMS Stock, the ATS cancels all orders for the effected NMS stock in the order book and notifies subscribers. Orders are cancelled based on a configuration in FIX connection. Once trading for a suspended position resumes, BOATS notifies Subscribers and orders are matched on a price/time priority in the ATS matching engine, as described in Part III, Item 5(a).

 b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker- Dealer Operator?

  ☒ *Yes*   ☐ *No*

 If no, identify and explain any differences.